Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

November 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Patrick Scott

          Senior Counsel

Nuveen Short Duration Credit Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-206449 and 811-22518

Dear Mr. Scott:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the prospective underwriter of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Short Duration Credit Opportunities Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on November 10, 2015, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As the Underwriter

By:	/s/ Sage Zaheer
Name: Sage Zaheer
Title: Managing Director